

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 31, 2010

Steven Macri
Chief Financial Officer
Warner Music Group Corp.
75 Rockefeller Plaza
New York, NY 10019

>   Re: **Warner Music Group Corp.**
>   **Form 10-K for the fiscal year ended September 30, 2009**
>   **File No. 001-32502**

Dear Mr. Macri:

We have reviewed the above referenced filing and have the following comments. Some of our comments request changes to disclosure in future filings. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Our comments may also request information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K for the fiscal year ended September 30, 2009

Factors Affecting Results of Operations and Financial Condition, page 48

1. Please expand your discussion to provide more information on how a shift from the CD format to digital music can impact your business. For example, discuss the differences in costs associated with digital formats as well as the differences in contribution margin from digital sales and physical sales.

2. Please also consider adding a discussion under this section explaining your shift in strategy to enter into expanded-rights deals with artists to capitalize on the growth areas of the industry and how expanding these areas has and is expected to impact revenue and margins over time.

Results of Operations, page 50
Revenues

3. In your discussion regarding the changes in revenue between periods you attribute the changes between periods in all of the revenue items (recorded music, music publishing, geographical location) to 'economic pressures." Please provide a more robust discussion to specifically explain what is meant by 'economic pressures' as well as to provide investors with a clearer understanding of any specific factors driving the changes in your results of operations. Include in your discussion the effects changes in price and volume have on your results.

Critical Accounting Policies
Accounting for Goodwill and Other Intangible Assets, page 74

4. We note that you have incurred net losses for the last three years and have negative stockholders' equity. Please expand your critical accounting policy for goodwill to include the following:

    *   the percentage by which fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;
    *   a description of the methods and key assumptions used and how the key assumptions were determined;
    *   a discussion of the degree of uncertainty associated with the key assumptions including specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
    *   a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Accounting for Royalty Advances, page 77

5. We note that management's decision to capitalize an advance to an artist or songwriter as an asset requires significant judgment as to the recoverability of these advances. In light of the judgment in determining whether and how much to capitalize, please expand your disclosure to discuss (i) the average age of the outstanding advances expected to be recouped, (ii) the percentage of advances that are typically recouped, (iii) the average time period that most advances are collected, and (iv) the percentage of advances that are expensed immediately.

Note 3: Summary of Significant Accounting Policies, page 92
Music Publishing

6. We note that music publishing royalties are recognized as revenue when cash is received and that an agreement was reached with the U.S. recorded music and

music publishing industries which will result in a $25 million payment of royalties that were accrued in prior years. Please explain this to us in greater detail and tell us the period to which this amount relates and the length of time between accrual of amounts and collection.

Royalty Advances and Royalty Costs, page 92

7. Please expand your policy to disclose how credits to the royalty advances balance are calculated each reporting period. For example, explain what portion of revenue earned on a specific song is credited towards an artist's outstanding balance. Also in this regard, please tell us and disclose how you account for revenue received for artists whose advances have been deemed unrecoupable and therefore expensed.

8. We note per a risk factor on page 29 that as new distribution channels continue to develop, you have to implement systems to process royalties on these new revenue streams. Please tell us how your system for processing royalties for digital distribution differs from your existing system including any differences in the process for determining and paying royalty amounts due.

Definitive Proxy Statement on Schedule 14A

Annual Cash Bonus, page 27

9. In future filings, please disclose all performance targets, including budgeted levels of net revenue and OIBDA, which must be achieved in order for your named executive officers to earn their annual cash bonuses. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Theresa Messinese at 202-551-3307 for questions regarding the financial statements and related matters, Michelle Lacko at 202-551-3240 for questions regarding Comment 9, or the undersigned at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief